EXHIBIT 99.1

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of NXT Energy Solutions Inc. (the Company) held on June 9, 2026 (the Meeting). A detailed description of the business of the Meeting is contained in the Information Circular dated April 24, 2026 (the Information Circular) available on the Canadian Securities Administrator's System for Electronic Document Analysis and Retrieval at www.sedarplus.ca.

An aggregate of 78,388,583 common shares in the capital of the Company (being 65.60% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.

	Description of Matter		Outcome	For	Against / Withheld
1.	The election of the following as directors of the Company to hold such office until the next annual meeting of shareholders or until their successors are duly elected or appointed:

	➢	Peter Mork	Carried	99.41%	0.59%
	➢	Charles Selby	Carried	99.90%	0.10%
	➢	Gerry Sheehan	Carried	99.32%	0.68%
	➢	Jeffrey Tilson	Carried	99.90%	0.10%
	➢	Thomas E. Valentine	Carried	99.36%	0.64%
	➢	Bruce G. Wilcox	Carried	99.32%	0.68%
	➢	Eugene Woychyshyn	Carried	99.32%	0.68%
2.	Ordinary resolution to appoint MNP LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the board of directors of the Company.		Carried	99.83%	0.17%
3.	Resolution to approve the Employee Share Purchase Plan Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular.		Carried	99.37%	0.63%
4.	Resolution to approve the Unallocated Entitlements Resolution, the full text of which is reproduced as Schedule "B" to the Information Circular.		Carried	99.36%	0.64%
5.	Special Resolution to approve the Preferred Share Resolution, the full text of which is reproduced in the Information Circular.		Carried	99.90%	0.10%